Exhibit 99.2

Nuvini Group Reports First Half 2025 Financial Results

~ Delivers 1H25 Free Cash Flow Growth of 16%, Reinforcing SaaS Model’s Efficiency ~

~ Recurring Revenue Now 92.2% of Total Revenues, Firmly Establishing the Nuvini as a Pure Play SaaS Company ~

~ Churn Continues on Successful Downward Trend ~

~ Nuvini CEO Pierre Schurmann to Host Investor Webinar on Tuesday, September 30th, 2025, at 10:00a.m. Eastern Time ~

NEW YORK, September 30, 2025 (GLOBE NEWSWIRE) -- Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), the leading serial acquirer and operator of B2B SaaS companies in Latin America, today announced its financial results for the first half of 2025, highlighting increasing cash flow generation and efficiency through AI, streamlining the portfolio by shedding businesses outside our cash flow priorities, while properly preparing the Company to scale through new acquisitions.

First Half of 2025 Key Financials:

●	Net Operating Revenue: R$98.2 million, up 6.5% from R$92.2 million in the first half of 2024, driven by SaaS subscription growth, increased customer retention, and a growing client base.

●	Gross Profit & Margin: R$62.0 million at a 63% margin, compared to R$56.3 million and 61% in the first half of 2024.

●	Operating Loss: Delivered operating loss of R$(31.9) million, versus a profit of R$14.2 million in first half 2024.

●	Adjusted EBITDA: R$21.1million, compared to R$26.5 million in the first half of 2024.

●	Operational Free Cash Flow Growth: Up 16.3% in first half 2025, to R$16.8 million from R$14.5 million in second half 2024, reinforcing the SaaS model’s efficiency.

●	Cash & Equivalents: R$3.0 million at June 30, 2025.

●	Churn: Decreased to 2.4%, compared to 14.3% in the first half of 2024.

●	LTV / CAC: Ratio of 8x, up from 6x in the first half of 2024.

●	Recurring Revenue: Increased to 92.2% of total revenue, underscoring the shift toward a pure SaaS model.

●	On May 15, 2025, Nuvini announced the acquisition of Munddi Soluções em Tecnologia Ltda. – ME, an online platform that connects brands with consumers, suppliers, and retail chains based in São Paulo, Brazil.

Subsequent Events:

●	On July 17, 2025, Nuvini hosted its inaugural NuviniAI Day at Oracle’s São Paulo headquarters, capping off the launch of its strategic AI initiative across its ecosystem, which included selecting three finalist AI projects and supporting them with infrastructure and mentorship.

●	On August 12, 2025, Nuvini unveiled the NuviniAI Prize, a national competition in Brazil (in collaboration with Oracle and NVIDIA) that invites B2B software companies to compete for mentorship, infrastructure support, and partnership opportunities, with the aim of accelerating AI innovation in Brazil’s SaaS sector.

●	On August 7, 2025, Nuvini launched the NuviniAI Lab, a dedicated initiative to accelerate AI adoption across its portfolio companies by embedding AI into functions like sales, finance, HR, legal, and customer service.

●	On September 24, 2025, Nuvini launched the NuviniAI Index, a performance tracker and diagnostic framework designed to benchmark AI maturity within its portfolio companies, guide internal transformation, and support evaluation of M&A candidates.

●	On September 26, 2025, the Company announced early results from a new initiative within NuviniAI Lab that fully transitioned its development teams from traditional coding tools to AI-driven platforms, reporting an average productivity increase of 40%.

CEO Commentary:

“In the first half of the year, we remained laser-focused on three strategic pillars: driving cash flow efficiency through AI, streamlining our portfolio to align with our cash generation goals, and laying the groundwork for scalable growth through new acquisitions,” said Pierre Schurmann, CEO of Nuvini. “These efforts translated into a 16.3% increase in operational free cash flow, underscoring the strength of our SaaS model and our commitment to delivering consistent value to stakeholders. This is supported by a continued improvement in churn, shaving off another 240 basis points, and furthering strengthening our revenues to now, north of 92% recurring, solidifying Nuvini as a pure play SaaS company.”

FY 2025 Outlook

The Company reiterates its target of four completed acquisitions in 2025. To date the Company has successfully completed one of the four acquisitions.

Nuvini Group Limited Investor Webinar

The Company will be hosting an Investor Webinar on Tuesday September 30th at 10:00a.m. Eastern Time during which Nuvini CEO, Pierre Shurmann, will deliver prepared remarks discussing financial results, strategic updates and FY25 outlook. A question-and-answer session will follow the presentation. To register for the Investor Webinar, please click here.

Notes on KPIs

Churn: Nuvini defines Churn for a given period as the percentage calculated from the clients lost over the total active clients of the previous period. Churn is a key performance measure that Nuvini uses to evaluate its clients’ satisfaction and its performance in relation to the competition.

Client Lifetime Value (“LTV”) / Client Acquisition Cost (“CAC”): Nuvini’s marketing strategy is underpinned by disciplined, results-driven Client Lifetime Value (“LTV”) and Client Acquisition Cost (“CAC”) metrics. LTV is calculated as follows: (1/average of last 6 months churn rate)*(ARPU*Gross Margin). This provides insight to Nuvini management on the estimated lifetime value of a client over time. CAC is calculated as the sales and marketing expenses divided by the volume of new clients and provides insight on the total cost of client acquisition. Nuvini utilizes standard market premises to calculate LTV and CAC. These metrics provide Nuvini management guidance over the rate and timing of return on marketing investments. Nuvini believes enhances engagement, increases brand awareness and drives repeat purchase. Nuvini’s core brands each have a dedicated marketing team whose goal is to develop a bespoke strategy that engages existing business clients and drives awareness amongst new business clients. Additionally, Nuvini’s highly curated brand portfolio emphasizes a differentiated positioning and purpose for each of its brands in order to target a unique business client. Through a consistent focus on ensuring distinctive brand messaging, Nuvini seeks opportunities to redefine and reinvigorate its existing and acquired brands to appeal to targeted business segments.

About Nuvini

Headquartered in São Paulo, Brazil, Nuvini is Latin America’s leading private serial acquirer of business to business (B2B) software as a service (SaaS) companies. The Company focuses on acquiring profitable, high-growth SaaS businesses with strong recurring revenue and cash flow generation. By fostering an entrepreneurial environment, Nuvini enables its portfolio companies to scale and maintain leadership within their respective industries. The company’s long-term vision is to buy, retain, and create value through strategic partnerships and operational expertise.

Forward-Looking Statements

Statements about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because forward–looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. The Company cannot guarantee future results, levels of activity, performance, or achievements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, without limitation: the Company’s ability to complete the potential acquisitions on the anticipated timeline or at all; general market conditions that could affect the consummation of the potential acquisition; if definitive documents with respect to a potential acquisition are executed, whether the parties will achieve any of the anticipated benefits of any such transactions; and other factors discussed in the “Risk Factors” section of the Company’s Ǫuarterly and Annual Reports filed with the Securities and Exchange Commission (“SEC”) and the risks described in other filings that the Company may make with the SEC. Factors or events that could cause the Company’s actual results to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Any forward-looking statements speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. We caution you, therefore, against relying on any of these forward-looking statements.

Investor Relations Contact

Sofia Toledo
ir@nuvini.co

MZ North America
NVNI@mzgroup.us

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